WOLLMUTH MAHER & DEUTSCH LLP
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NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
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06011841

March 15, 2006


PROCESSING
RECEIVED
MAR 21 2006
SECTION
213

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcements released to the London Stock Exchange:

	Announcement	Issue Date
1.	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons	March 15, 2006
2.	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons	March 15, 2006

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

Enclosures

Dlw 3/22

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of *issuer* **MARKS AND SPENCER GROUP PLC**	**2.** State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) (i)
3. Name of *person discharging managerial responsibilities/director* FLIC HOWARD-ALLEN - PDMR	**4.** State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE	**6.** Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 25P EACH IN MARKS AND SPENCER GROUP PLC
7. Name of the registered shareholders(s) and, if more than one, the number of *shares* held by each of them PERSHING KEEN NOMINEES LIMITED	**8.** State the nature of the transaction EXERCISE OF EXECUTIVE SHARE OPTIONS OVER 32,857 SHARES AND SUBSEQUENT SALE OF 32,857 SHARES
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired 32,857 SHARES	**10.** Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed 32,857 SHARES	**12.** Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS*
13. Price per *share* or value of transaction 340p (EXERCISE PRICE) 565.75p (SALE PRICE)	**14.** Date and place of transaction 14 MARCH 2006 - LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 5,244 SHARES	**16.** Date issuer informed of transaction 14 MARCH 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant	**18.** Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option	**20.** Description of *shares* or debentures involved (*class* and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	**22.** Total number of *shares* or debentures over which options held following notification

23. Any additional information N/A	**24.** Name of contact and telephone number for queries ANTHONY CLARKE – 020 8718 9940

Name and signature of duly authorised officer of *issuer* responsible for making notification ANTHONY CLARKE Date of notification 15 MARCH 2006

* Note: At the time of this disclosure Marks and Spencer Group plc had 1,682,070,945 Ordinary Shares of 25p each in issue.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of *issuer* **MARKS AND SPENCER GROUP PLC**	**2.** State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) (iii)
3. Name of *person discharging managerial responsibilities/director* JEREMY DARROCH	**4.** State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE	**6.** Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 25P EACH IN MARKS AND SPENCER GROUP PLC
7. Name of the registered shareholders(s) and, if more than one, the number of *shares* held by each of them T D WATERHOUSE NOMINEES (EUROPE) LIMITED	**8.** State the nature of the transaction PURCHASE
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired 2,000 SHARES	**10.** Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	**12.** Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13. Price per *share* or value of transaction 566.85p	**14.** Date and place of transaction 14 MARCH 2006 - LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 2,000 SHARES	**16.** Date issuer informed of transaction 15 MARCH 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant	**18.** Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option	**20.** Description of *shares* or debentures involved (*class* and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	**22.** Total number of *shares* or debentures over which options held following notification
23. Any additional information N/A	**24.** Name of contact and telephone number for queries ANTHONY CLARKE – 020 8718 9940

Name and signature of duly authorised officer of *issuer* responsible for making notification
ANTHONY CLARKE Date of notification 15 MARCH 2006

* Note: At the time of this disclosure Marks and Spencer Group plc had 1,682,070,945 Ordinary Shares of 25p each in issue.